SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K/A for the month of November 2008

Explanatory Note: Registrant has amended Pages 2 and 3 of its previously filed Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of October and Cumulative for 10 Months of 2008, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2008 Relative to Industry Results or Levels. The corrected Summary of North American Retail Activity is attached and the October 2008 Flash Report United States Unit Retail Sales is attached and replaces duplicate October 2008 Flash Report Canada Unit Retail Sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

November 18, 2008

CNH Global N.V.	October N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of October 2008
Agricultural Tractors: under 40 horsepower (2WD)	(14.6)%	Down low double digits, slightly more than the industry
40 to 100 horsepower (2WD)	(8.6)%	Flat, moderately better than the industry
over 100 horsepower (2WD)	+18.7%	Down low single digits, significantly worse than the industry
4 wheel drive tractors	(8.7)%	Up high single digits, significantly better than the industry
Sub total tractors over 40 hp	(1.5)%	Flat, in line with the industry
Total Ag tractors	(7.6)%	Down mid single digits, in line with the industry

Combines	+37.6%	Down moderate double digits, significantly worse than the industry

RETAIL UNIT SALES: 10 MONTHS 2008
Agricultural Tractors: under 40 horsepower (2WD)	(10.1)%	Down moderate double digits, moderately more than the industry
40 to 100 horsepower (2WD)	(8.9)%	Down mid single digits, slightly better than the industry
over 100 horsepower (2WD)	+29.7%	Up moderate double digits, moderately less than the industry
4 wheel drive tractors	+27.8%	Up moderate double digits, in line with the industry
Sub total tractors over 40 hp	+0.5%	Up mid single digits, slightly better than the industry
Total Ag tractors	(5.2)%	Down mid single digits, in line with the industry

Combines	+26.4%	Up low double digits, moderately less than the industry

AG DEALER INVENTORIES: END OF September 2008
Agricultural Tractors: under 40 horsepower (2WD)	6.5 months supply	1/2 month more than the industry
40 to 100 horsepower (2WD)	5.7 months supply	in line with the industry
over 100 horsepower (2WD)	2.8 months supply	1/2 month more than the industry
4 wheel drive tractors	1.9 months supply	in line with the industry
Total tractors	5.6 months supply	in line with the industry

Combines	1.9 months supply	1/2 month more than the industry

October 2008 Flash Report
United States Unit Retail Sales

(Report Released 11/11/2008)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	October			YTD - October			Beginning Inventory October
	2008	2007	%Chg	2008	2007	%Chg	2008
2WD Farm Tractors							
< 40 HP	7,531	9,378	-19.7	89,915	103,837	-13.4	56,886
40 < 100 HP	6,199	7,079	-12.4	59,876	67,863	-11.8	33,828
100+ HP	3,123	2,619	19.2	22,446	17,134	31.0	5,632
Total 2WD Farm Tractors	**16,853**	**19,076**	**-11.7**	**172,237**	**188,834**	**-8.8**	**96,346**
4WD Farm Tractors	665	679	-2.1	3,800	3,091	22.9	751
Total Farm Tractors	**17,518**	**19,755**	**-11.3**	**176,037**	**191,925**	**-8.3**	**97,097**
Self-Prop Combines	**984**	**672**	**46.4**	7,107	**5,819**	**22.1**	**1,394**

United States Unit Retail Sales
2-4WD Tractors & Combines
30,000
25,000
20,000
15,000
10,000
5,000
0
Unit Sales (000)
Feb
Apr
Jun
Aug
Oct
Dec
5 Yr Average (03-07)
2005
2006
2007
2008

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in the fifty states and District of Columbia